no matching criteria 82-4393

Deutsche Bank

Bankers Trust
Corporate Trust & Agency Services

Bankers Trust Company
Four Albany Street
New York, NY 10006
Direct Fax: 212 669 0065
Direct Tel: 212 250 8500

02028115

22 March 2002

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth St. N.
Washington, D.C. 20549

SUPPL

Re: Information Furnished under File Number **333-6736** with Respect to the ADR facility of Shares of **Sumitomo ~~Mitsui Banking Corporation~~** Pursuant to a Waiver from General Instruction I.A. (3) of Form F-6. Bank Ltd ~~Toyko~~ Tokyo

Ladies & Gentlemen:

We provide the enclosed submission of materials with respect to the foreign issuer of securities underlying the ADR facility as referenced above.

The information contained in this letter and its attachments and exhibits is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 with the understanding that such information and documents will not be deemed "filed" with the Securities and Exchange Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Regards,

Jean Paul Simoes
Depositary Receipts

dlw 5/30

Sumitomo Mitsui Spurns Foreign Help to Revive Clients (Update1)

(Rewrites first two paragraphs.)

Tokyo, March 20 (Bloomberg) -- Sumitomo Mitsui Banking Corp. is spurning outside advice on how to reduce its $26 billion of bad loans.

The world's second-largest bank by assets dispatched seven of its own employees to affiliate SMBC Consulting Co. The bankers, some of whom still work in the same building and have the bank's logo on their cards, will advise ``watch-list'' companies, a category that owed Sumitomo Mitsui 1.1 trillion yen ($8.38 billion) as of Sept. 30.

Unlike rivals that turned to foreign banks, Sumitomo Mitsui is betting its bankers-turned-consultants will rescue clients. The bank, struggling to cut overdue loans that grew 18 percent in April-September, may need more than homegrown advisers with no track record to reduce these credits.

``It's hard to believe that just because they send people out of the bank, their clients feel the change, and that it can really give independent advice,'' said Hironari Nozaki, a banking analyst

with HSBC Securities Japan Ltd. ``If it really wants to improve things, it should invite outside advisers. That way, they can add fresh expertise as well as gain independence.''

The bank says they have an arms-length relationship with SMBC Consulting that gives staff leeway in coming up with ways for clients to restructure, including selling unnecessary land, terminating weak businesses and cutting stakes in affiliates. The bank wouldn't say whether any of the 10 borrowers it has advised since mid-2000 have been taken off the watch list.

Hiring Rivals

``The consulting company exchanges contracts with the clients and can make decisions independently from the bank,'' said Sumitomo Mitsui spokesman Takashi Morita. ``Just because employees are seconded, it doesn't mean they lack independence.'

Sumitomo Mitsui's rivals last year began hiring foreign investment banks to help restore the finances of troubled borrowers. UFJ Holdings Inc., Japan's fourth-largest lender, in November said it would work with Merrill Lynch & Co. to spin off profitable operations of as many as 80 companies and reclassify

some loans as performing.

Asahi Bank Ltd., now part of Daiwa Bank Holdings Inc., said it and Goldman Sachs Group Inc., which is also advising the state-run Resolution and Collection Corp. on repackaging bad loans, will form a venture to help turn around some of the bank's borrowers.

Experience in helping struggling companies is the most important criterion for advisers, an investor said.

''It doesn't matter who takes care of the borrowers, whether it be people outside the bank or within the bank'' said Michitaka Kato, who manages 15 billion yen in assets at Japan Investment Trust Management Co. ''The point is whether they have the expertise.''

Avoiding Conflict

Using a separate company will avoid the conflicts a bank faces advising clients for which it is both a creditor and a shareholder, the head of the consulting affiliate's financial advisory division said.

''Banks need to get out of the system of maintaining overly close borrower relationships and set objective priorities,'' Keizo

Hayase said in an interview.

''There are many bankers who don't truly understand their position or role in the bad loan issue,'' said Hayase, who previously worked advising borrowers at one of the bank's forerunners, Sumitomo Bank Ltd. ''Many aren't aware they're in a contradictory position.''

As a shareholder, a bank has an interest in seeing the company's stock price rise. On the other hand, a banks' duty to its own shareholders may dictate the best course of action is to force a delinquent borrower into receivership, recovering as much as possible from collateral pledged against loans.

Sumitomo Mitsui, along with the world's biggest lender Mizuho Holdings Inc., was one of three big banks that bailed out troubled retailer Daiei Inc. last month. Sumitomo Mitsui, which held a 2.5 percent stake in Daiei as of an August filing, forgave 42.5 billion yen of loans, exchanged 57.5 billion yen worth of debt for equity and canceled 30 billion yen of preferred shares.

''Everyone lost sight of what the right thing was in the Daiei case,'' said Hayase. ''We're a commercial entity and the mission for any banker should be to make profit for the bank.''

Of the 3.3 trillion yen of problem lending Sumitomo Mitsui

Sumitomo Mitsui Spurns Foreign Help to Revive Clients (Update1)

reported Sept. 30, a third was classified as watch-list loans: problematic but still redeemable. The remainder was deemed in default or near it.

SMBC Consulting will target companies on the watch list with more than 10 billion yen in sales or assets and positive cash flows, even if their balance sheets are in bad shape, Hayase said. There are about 30 companies now being considered, he said.

Hayase declined to provide the names of any of his clients.

--Mariko Iwasaki and Kazu Hirano in the Tokyo newsroom at (813) 3201-8029 or at miwasaki@bloomberg.net Editor: Krumholz, Austin, *Sheldrick, Krumholz

Story Illustration: 8318 JP <Equity> CNP00094090108 <GO> starts a series of screens that display the share performance of Sumitomo Mitsui; press Space Bar to pause, <GO> to continue; http://www.smbc.co.jp/global/index.html displays Sumitomo Mitsui's English website.

Sumitomo Mitsui to Cut Costs With Net-Based System, Paper Says

Tokyo, March 10 (Bloomberg) -- Sumitomo Mitsui Banking Corp., the second-biggest lender, will use an Internet-based internal communications system from July to reduce investment costs, the Nihon Keizai newspaper said without citing sources.

The bank, which now uses dedicated communications lines, will switch to the new system built by NTT Communications Corp. to exchange internal information such as depositors' data between its head and branch offices, the paper said. The move will help the bank cut costs by three-quarters to about 2.5 billion yen ($19.4 million), compared with the 10 billion yen needed for a dedicated-line-based communication system, the paper said.

Some major companies have started using the so-called IP-VPN system because it is more flexible than conventional systems and can be easily rebuilt whenever users integrate their business, the report said.

Sumitomo Mitsui Banking also plans to cut communications system maintenance costs by farming out the job to NTT Communications, the paper said. The bank may expand the system to overseas branches within a few years, the paper said.

Sumitomo Mitsui Banking shares fell 1.3 percent, or 8 yen, to

610 yen on Friday. The shares have risen 10 percent, to 610 yen, since the start of the year.

(The Nihon Keizai Newspaper, 3-10, p.1)
For the Nihon Keizai Web site, see NKEI <GO> .

--Miki Anzai in the Tokyo newsroom (813) 3201-8363 or at manzai@bloomberg.net. Editor: Tan

Story illustration: For a look at Sumitomo Mitsui Banking's balance sheet, click on 8318 JP <Equity> DES9 <GO> .

Sumitomo Mitsui to Sell 40 Billion Yen of Bonds Backed by Loans

Sumitomo Mitsui to Sell 40 Billion Yen of Bonds Backed by Loans

Tokyo, March 7 (Bloomberg) -- Sumitomo Mitsui Banking Corp. plans to sell 40 billion yen ($306 million) of bonds backed by loans in Japan's first securitization using guarantees to transfer the default risk rather than selling the mortgages.

The bonds are backed by six loans advanced by Sumitomo Mitsui and secured by 11 Japanese properties including office buildings, hotels and shopping malls, said Yutaka Shimoyama, a senior executive of the bank's structured finance department.

The assets haven't been sold to a trust or a special purpose company as is typical with securitizations, making this the first ``synthetic'' asset-backed bond from Japan, said Moody's Investors Service.

The notional payments for the bonds will be entrusted to Mitsui Asset Trust & Banking Co Ltd. The trust will guarantee the mortgages and receive premiums from the bank, which enables Sumitomo Mitsui to transfer the default risk ``synthetically'' to bondholders.

Of the bonds, 22.7 billion yen will probably be given the highest ``Aaa'' rating by Moody's, the ratings company said

Sumitomo Mitsui to Sell 40 Billion Yen of Bonds Backed by Loans

yesterday.

Another 5.5 billion yen will be rated ''Aa2'' and 4 billion yen ''A2.'' Of the remainder, 2.8 billion yen of the bonds are rated ''Baa2'' and 5 billion yen ''Ba2.''

--Mariko Oda in the Tokyo newsroom (813) 3201-8377 or at myasu@bloomberg.net. Editor: Sheldrick.

Story Illustration: See NIM9 <GO> to display details on recent
and planned bond sales in Japan.

Mitsui Construction, Sumitomo Construction to Merge (Update4)

(Moves job cuts, size of merged company in first paragraph.)

Tokyo, Jan. 30 (Bloomberg) -- Mitsui Construction Co. and Sumitomo Construction Co., pushing to cut costs amid a slump in demand, agreed to merge within two years and form Japan's seventh biggest contractor. They plan to trim 500 jobs before combining.

The job cuts would eliminate 9.7 percent of the combined workforces of Japan's 16th- and 18th-largest contractors. The agreement continues a strengthening of ties by the Sumitomo and Mitsui groups, including an April merger that formed Sumitomo Mitsui Banking Corp., the two companies' main lender.

With Japan mired in recession, public-works spending slowing and Prime Minister Junichiro Koizumi pushing banks to dispose of 13 trillion yen in bad loans, construction companies are under pressure to merge or otherwise reduce costs. Japanese contractors borrowed during the 1980s and 1990s to buy property, only to be stung by 10 straight years of decline in land prices.

''We will probably see more companies join forces, as the sheer size of the market is shrinking,'' said Michitaka Kato, who

manages 15 billion yen ($113 million) in assets at Japan Investment Trust Management Co. ``But I'm not quite convinced such moves will prove an immediate boost for their earnings.''

Terms of the merger haven't been decided, the companies said in a press release.

The Tokyo-based contractors had been in talks to forge closer ties and in the past few days those discussions escalated into merger negotiations, Mitsui Construction President Noboru Sei said at a press conference.

The Need to Merge

Mitsui Construction and Sumitomo Construction decided on their own to form a merger, then informed their banks, Sei said.

The companies won't ask banks for debt waivers or any other new support, said Sumitomo Construction President Hitoshi Tsujimoto. Tough industry conditions prompted the agreement to become more efficient by merging, he said.

``Falling construction demand and growing uncertainty over the future is worsening the industry,'' Tsujimoto said. ``The business environment has further worsened since the end of last

year.''

Japan's government will encourage the nation's debt-laden contractors to merge under holding companies so they can bolster their finances and still be able to bid separately for public projects, the Nihon Keizai newspaper said earlier today.

Osaka-based contractor Aoki Corp., which like Mitsui Construction had received debt waivers, last month filed for bankruptcy protection from creditors, fanning fears that more construction companies will fail.

Contractor Troubles

General contractors accounted for 434 bankruptcies, or 29 percent of the Japanese companies that went bust last month, according to a survey by researcher Teikoku Databank Ltd.

Sumitomo Construction posted a loss of 2 billion yen on 350 billion yen in sales in its fiscal year ended March 31. Sumitomo had interest-bearing loans of 301 billion yen as of the end of March.

Mitsui Construction, which received 142 billion yen in debt waivers last March, posted a loss of 21 billion yen on 415 billion

yen sales in the same period.

Sumitomo Construction's shares rose 2 yen, or 3.7 percent, to 56 yen in Tokyo trading today. Mitsui Construction rose 1 yen, or 1.9 percent, to 54 yen. Both stocks have risen more than 14 percent this week on news of the companies' merger talks.

--Ryoko Imaizumi and Taizo Hirose in the Tokyo newsroom at (813) 3201-8378 or imaizumi@bloomberg.net. Editors: Cox, Winski.

Story illustration: Click on 1821 JP <Equity> ISSD <GO> for a look at Mitsui Construction's debt. For a look at Sumitomo Construction's debt, see 1823 JP <Equity> ISSD <GO> .

Sumitomo, Mitsui Construction Plan to Strengthen Ties (Update3)

(Closes shares in fifth paragraph.)

Tokyo, Jan. 23 (Bloomberg) -- Sumitomo Construction Co. and Mitsui Construction Co. said they are in talks to strengthen their ties in a push to cut costs and win more business.

The companies will work more closely on research and joint projects, including tree planting and soil clean-up, said Yasuo Nakajima, Sumitomo Construction's executive director. Mitsui Construction confirmed the possible tie-up in a press release.

Nakajima denied an Asahi newspaper report earlier today saying the companies are in merger talks. Mitsui Construction spokesman Ryuichi Minami also denied the report.

The two companies, which are traded on the first section of the Tokyo Stock Exchange, will open negotiations to merge under a holding company, the Asahi report said.

The April merger of the two companies' main lenders, Sumitomo Bank Ltd. and Sakura Bank Ltd., would make merging the contractors ``a natural combination,'' said Makoto Sakuma, who manages 100 billion yen ($747.9 million) in assets at Asahi Life Investment

Management Co.

''I wouldn't be surprised even if the bank is leading such a plan when the construction industry itself is shrinking,'' Sakuma said.

Sumitomo, Mitsui

The tie-up talks come at a time when Japan is mired in its third recession in a decade and public-works orders are declining. Land prices in Japan have fallen for 10 straight years.

Japan's general contractors may need to speed restructuring as Prime Minister Junichiro Koizumi's administration is pushing banks to dispose of 13 trillion yen worth of their worst loans over three years to free up capital for new lending.

Osaka-based contractor Aoki Corp., which like Mitsui Construction, had received debt waivers, last month filed for bankruptcy protection from creditors, fanning fears that more construction companies will fail.

General contractors accounted for 434 bankruptcies, or 29 percent of the Japanese companies that went bust last month, according to a survey by researcher Teikoku Databank Ltd.

Sumitomo, Mitsui Construction Plan to Strengthen Ties (Update3)

Sumitomo Construction posted a loss of 2 billion yen on 350 billion yen in sales in its fiscal year ended March 31. Sumitomo had interest-bearing loans of 301 billion yen as of the end of March. Mitsui Construction, which received 142 billion yen in debt waivers last March, posted a loss of 21 billion yen on 415 billion yen sales in the same period.

Sumitomo Construction's shares rose 4.3 percent, or 2 yen, to 49 yen in Tokyo trading today. Mitsui Construction's shares were unchanged, at 45 yen. Last year, Sumitomo Construction's shares fell 34 percent and Mitsui Construction's shares tumbled 65 percent.

--Miki Anzai, Taizo Hirose and Takahiko Hyuga in the Tokyo newsroom at (813) 3201-8363 or manzai@bloomberg.net, with reporting by Eijiro Ueno. Editors: Cox, Foxwell.

Story illustration: Click on 1821 JP <Equity> ISSD <GO> for a look at Mitsui Construction's debt. For a look at Sumitomo Construction's debt, see 1823 JP <Equity> ISSD <GO> .

Sumitomo Mitsui, Hawaiian Group Sell Goldman Stakes (Update8)

Sumitomo Mitsui, Hawaiian Group Sell Goldman Stakes (Update8)

(Updates with closing stock price.)

New York, Jan. 8 (Bloomberg) -- Sumitomo Mitsui Banking Corp., the world's second-largest bank, and a Hawaiian charity sold their remaining stakes in Goldman Sachs Group Inc., closing out investments they made when the securities firm was Wall Street's biggest private partnership.

Sumitomo Mitsui, based in Tokyo, and Kamehameha Activities Association sold their 14.1 million shares at $93 apiece in a trade arranged by Goldman after the New York Stock Exchange closed yesterday. The sale was at a 2.9 percent discount from the closing price yesterday of $95.75.

''It was no doubt a good investment for Sumitomo Mitsui,'' said Hironari Nozaki, an analyst at HSBC Securities Japan Ltd. ''The timing isn't bad considering Goldman shares aren't doing badly against the U.S. market as a whole.''

The Tokyo-based bank netted $794 million from its sale of 8.67 million shares after fees, said Seiichi Jo, a Sumitomo Mitsui spokesman. The bank reaped a $2.45 billion profit from its 15-year

investment in the firm.

Kamehameha Activities Association sold all its 5.45 million shares as part of the same trade, said President Wallace Chin. After the 1.5 percent underwriting fee, its take was about $503 million. Chin said the charity will use the proceeds to fund the education of native Hawaiians at the Kamehameha schools and invest with its 12 money managers.

Shares of Goldman, the biggest stock underwriter and merger adviser last year, fell $3.25 to $92.50 in afternoon trading. The stock has risen 41 percent since Sept. 20, when it fell to its low for the year after the terrorist attacks in the U.S. The Standard & Poor's 500 Index gained 17 percent and the Bloomberg Wall Street Index advanced 31 percent in the same period. Goldman's stock reached a record $133.625 in September 2000.

Earlier Sales

Goldman in November said Kamehameha and Sumitomo Mitsui planned to sell the shares. Sumitomo Mitsui, with 1.8 percent of Goldman's stock, was the firm's sixth-largest shareholder as of Sept. 30, while Kamehameha's 1.1 percent stake made the charity

the ninth-largest owner.

Sumitomo Bank, now part of Sumitomo Mitsui, paid $500 million for 12.5 percent of Goldman in 1986. Sumitomo has been reducing the stake since Goldman first sold shares to the public in 1999. It needs funds to pay for bad loan write-offs.

Kamehameha invested $500 million in Goldman, half in 1992 and half in 1994. The charity already had reaped proceeds of $2.05 billion from four prior stock sales, Chin said.

Employee Holdings

Even with yesterday's sale, Goldman will have only about 40 percent of its shares available for trading, insufficient for inclusion in the S&P 500. Current or former Goldman employees owned 51 percent of the company as of Dec. 31.

S&P Chief Investment Strategist David Blitzer has said the firm typically only adds a company to the index when at least half its shares are available for trading.

The S&P 500 includes all U.S. companies with a market value of $40 billion or more except for Berkshire Hathaway Inc., United Parcel Service Inc. and Goldman. Inclusion in the index, the

Sumitomo Mitsui, Hawaiian Group Sell Goldman Stakes (Update8)

benchmark for U.S. stocks most often used by professional investors, will require index fund managers to buy the stock. More than $1 trillion is held in portfolios that track the index, according to S&P, a unit of McGraw Hill Cos.

Sumitomo booked $1.8 billion of profit in four previous sales of Goldman stock and will have a pretax profit of about $650 million with this sale, spokesman Jo said. The bank expects to post a 150 billion yen ($1.1 billion) loss in the year ending March as it writes off 1 trillion yen of bad loans.

--Takahiko Hyuga in the Tokyo newsroom (813) 3201-7498, or at thyuga@bloomberg.net, with reporting by Mariko Iwasaki in Tokyo and Philip Boroff in New York/bil/ajk/*tq/pas/bw

Story illustration: GS US <Equity> PHDC1 <GO> to see a list of Goldman's biggest shareholders. GS <Equity> COMP SPX BBWS <GO> to compare the stock's performance to benchmark indexes.

Sumitomo Mitsui Expects Loss on $8.1 Bln Write-Off (Update5)

(Adds company comment, analyst comment, details from press conference.)

Tokyo, Nov. 21 (Bloomberg) -- Sumitomo Mitsui Banking Corp., the world's second-largest lender, said it will write off 1 trillion yen ($8.1 billion) worth of bad loans as it revised its full-year forecast to a loss.

The bank, which forecasts red ink of 150 billion yen for the year ending March, also expects a 100 billion yen loss on shareholdings. It released cost-cutting plans for the three years to March 2004 that include an 18 percent cut in its payroll to 22,600 and shrinking its branch network to 401, from 578.

Today's announcements should please investors, who have been watching Sumitomo Mitsui and other banks for signs they will move more quickly to get problem loans and shareholdings in business partners off their books, said Tsuyoshi Segawa, equity strategist at Shinko Securities Co.

''What I want to know now is how they intend to deal with all those shares,'' Segawa said. Sumitomo Mitsui earlier said it had

an unrealized loss of 695 billion yen as of Sept. 30 on its portfolio of stocks with a purchase value of 6.5 trillion yen.

Banks will account for their stockholdings at market value for the first time in their results for the six months ended Sept. 30 -- bad news at a time when the benchmark stock index is near an 18-year low.

'Potential Risk'

They also must deal with some 150 trillion yen of loans, 30 percent of all credits, overdue or likely to go bad as Japan enters its fourth recession in a decade.

Sumitomo Mitsui President Yoshifumi Nishikawa said the increase in loan write-offs reflects the bank's decision to adopt stricter loan standards.

''We're looking more closely at the potential risk posed by borrowers,'' Nishikawa said. ''That's why we increased write-offs.'' About half the 1 trillion yen in loan disposal is for credits already in default or to companies in trouble, while the rest is for lending to borrowers deemed to be risky, he said.

The bank also increased provisions against loans on the

bank's ''watch list'' of credits on which borrowers have been late with payments or are in industries vulnerable to Japan's economic slump. A considerable amount of lending has been downgraded, Nishikawa said.

The bank will categorize about 3.3 trillion yen of lending as problem loans as of March 2002, compared with 2.8 trillion as of March this year.

Change Needed

''We need to change the traditional approach to banking in this country,'' said Nishikawa. ''Loan terms should not be ambiguous and we shouldn't depend too much on collateral.'' He also urged an end to the ''main bank'' system under which banks act as chief lender and adviser to companies.

Sumitomo Mitsui shares, which fell 13 percent since the end of the first half, rose 35 yen, or 5 percent, today to 732 yen before the bank revised its forecast.

Investors, concerned that lenders may be in worse shape now than in 1998 when they needed a 9 trillion yen ($73 billion) bailout, drove bank shares down by a fifth in the first half.

Sumitomo Mitsui Expects Loss on $8.1 Bln Write-Off (Update5)

Still, the verdict on Sumitomo Mitsui's moves to deal with problem lending wasn't unanimous. More write-offs rather than extra provisions are needed to reassure the market, said Hironari Nozaki, a banking analyst with HSBC Securities Japan Ltd.

''I also want to know which companies they term as riskier,'' Nozaki said.

Shareholdings

The Tokyo-based bank, formed by the April merger of Sumitomo Bank Ltd. and Sakura Bank Ltd., said it will still have an unrealized loss of 350 billion yen on its shareholdings after posting a 100 billion yen loss at the end of March

The bank is assuming too little risk on its portfolio losses considering the writedown Asahi Bank Ltd. announced yesterday, HSBC's Nozaki said.

Asahi, Japan's fifth-largest lender, reversed its full-year forecast yesterday to a 530 billion yen loss, saying it will take a 400 billion yen loss on its shareholdings and increase bad loan write-offs fourfold to 400 billion yen for the full year.

Sumitomo Mitsui said it will cut 1,100 jobs and close 34

branches this year, saving 41 billion yen.

Enough Capital

Sumitomo Mitsui, the only one of Japan's four largest lenders forecasting first-half profit, said it expects to post net income of 34 billion yen for the six months ended Sept. 30 when it reports first-half results on Monday.

Investors have been concerned the bank won't have enough capital to pay dividends or meet the 8 percent international standard for capital adequacy after posting losses on bad loans and shareholdings.

''We'll have enough capital even after the write-offs,'' Nishikawa said. The bank will maintain a 10 percent capital adequacy ratio and won't need public fund injection, he added.

The bank intends to pay dividends out of retained earnings, Nishikawa said, and has no plans to strengthen capital, though it may consider such a move in the next fiscal year.

--Mariko Iwasaki in the Tokyo newsroom at (813) 3201-8029 or at miwasaki@bloomberg.net with reporting by Junko Fujita /jm/*akp

Sumitomo Mitsui Expects Loss on $8.1 Bln Write-Off (Update5)

Story Illustration: 8318 JP <Equity> CNP00094090108 <GO> starts outlining the share performance and other data on Sumitomo Mitsui; press space bar to pause, {<GO>} to continue;

Sumitomo Mitsui Won't Need More Public Funds, President Says

Tokyo, Oct. 30 (Bloomberg) -- Sumitomo Mitsui Banking Corp. said it won't need additional public funds after the government reviews the creditworthiness of its borrowers, as the lender will still have sufficient capital.

''We won't need public funds,'' said Yoshifumi Nishikawa, president of the world's second-largest bank. ''Even if the cost for writing off bad loans increases, our capital adequacy ratio will remain within 10.5 percent to 11 percent,'' Nishikawa said at a conference held by the Nihon Keizai newspaper.

Capital adequacy ratio is a measure of the financial strength of a bank, usually expressed as a ratio of capital to assets. The Bank for International Settlements requires banks conducting overseas operations to have capital equal to 8 percent of their assets.

Nishikawa's comments follow an announcement yesterday by the Financial Services Agency that it started inspecting banks with focus on the creditworthiness of their borrowers rather than on loan servicing.

As many as 30 of Sumitomo Mitsui's largest borrowers will be

Sumitomo Mitsui Won't Need More Public Funds, President Says

subject to inspection by the regulators, Nishikawa said.

Investor concern over bad loans and shareholdings of Japan's banks have driven bank stocks to 18 year lows, as the government pressures lenders to write off their worst loans within three years and report losses on stockholdings which they must now value at market prices.

As part of a 1999 bailout, most of Japan's largest banks issued preferred stock to the government in return for public funds to boost their capital bases.

--Mariko Iwasaki in the Tokyo newsroom at (813) 3201-8029 or at miwasaki@bloomberg.net /jm/*wk

Story Illustration: 8319 JP <Equity> CNP00094090108 <GO> starts outlining the share performance and other data on Sumitomo Mitsui; press space bar to pause, {<GO>} to continue

Sumitomo Mitsui Cuts Half-Year Profit Forecast (Update5)

(Adds detail in fourth paragraph.)

Tokyo, Oct. 11 (Bloomberg) -- Sumitomo Mitsui Banking Corp. halved its first-half earnings forecast, citing increased bad loan write-offs and losses on stockholdings. The bank is the only one of Japan's four biggest lenders to say it will make a profit.

Sumitomo Mitsui, the world's second-biggest bank by assets, said it expects 30 billion yen ($250 million) profit for the six months ended Sept. 30, from an earlier 75 billion yen forecast.

Asahi Bank Ltd., Japan's fifth-biggest lender by assets, today reversed its half-year forecast to a 60 billion yen loss, from a profit of 15 billion yen.

Analysts expect more bad news as the government pushes banks to accelerate writing off their worst loans, and as a stock market at its lowest in almost two decades erodes the value of share portfolios they could use to cover write-offs.

''All four banks will probably wind up posting losses for the full year,'' said Katsuhito Sasajima, a banking analyst with UBS Warburg Japan Ltd., who rates Sumitomo Mitsui a ''buy''. ''They

have to keep writing off bad loans.''

In the past month, rivals Mizuho Holdings Inc., Mitsubishi Tokyo Financial Group Inc., and UFJ Holdings Inc. predicted half-year losses, also citing more bad loan write-offs and losses on shares they now have to value at market price.

Sumitomo Mitsui will write off 300 billion yen of bad loans for the first half, compared with its earlier prediction of a full year write-off of 400 billion yen, bank spokesman Seiichi Jo said.

Stock Losses

Sumitomo Mitsui will report 50 billion yen of losses on its stockholdings. That includes a 61.3 billion yen loss on stocks not yet sold but which must be reported as losses if their values have declined by more than 50 percent from purchase price. Jo declined to say whether the bank has sold any of the stocks in its portfolio.

Sumitomo shares, down almost 50 percent this year, fell as much as 5.7 percent before the announcement, and closed trading 2 percent higher at 756 yen.

With Japan's benchmark index near an 18-year low -- and the

economy in its fourth recession in a decade -- lenders are being pushed into the red by a requirement to ''mark-to-market'' the value of their stockholdings, starting from the six months ended September, even as they write off more of their worst loans.

At the end of March, the merged banks together owned stock worth 6.5 trillion yen valued at purchase price. Sumitomo Mitsui aims to sell about 2.5 trillion yen of shares within the next three years, to meet the government's requirement to keep holdings within its tier-one capital after 2004.

Cost Cutting

Sumitomo Mitsui bank will post a half-year core profit of 500 billion yen, compared with its full year forecast of 710 billion yen, according to spokesman Jo. It cites growth in income through bond dealings and cost-cutting. It did not give specific figures of how much it benefited from the cost-cuts.

Sumitomo Mitsui's losses on stockholdings ''are smaller than I expected,'' said Akira Mizobuchi, a banking analyst with Nomura Securities Co.

Still, like rivals Mizuho and UFJ, Sumitomo Mitsui has chosen

not to report losses on stocks whose prices may improve in the future. While banks are required to report to the government any stock investment that has fallen more than 50 percent, that requirement is waived if the bank sees the investment regaining lost value.

Of all the big banks, Mitsubishi Tokyo is the only one to have said it will report losses on all shares which have declined by more than 50 percent.

Dividends

Sumitomo Mitsui said it wouldn't pay a half-year dividend but will pay a full-year dividend equal to the total dividends it planned for the year ending March.

The bank said it would deduct 426 billion yen from its capital to cover stock losses.

Failing to pay dividends for the full year could open the door to a direct government say in bank management, under the terms of a 1999 bailout in which the lenders issued preferred stock to the government in return for public funds to boost their capital bases.

Sumitomo Mitsui Cuts Half-Year Profit Forecast (Update5)

The Financial Services Agency, which regulates banks in Japan, wants to accelerate its schedule for inspecting the country's banks and begin reviewing their operations immediately, FSA Commissioner Shoji Mori said earlier today.

Financial Services Minister Hakuo Yanagisawa had said the next round of bank inspections would come in the first three months of 2002.

Earlier this month UFJ Holdings, the sixth-biggest bank by assets, formed in April by Sanwa Bank Ltd., Tokai Bank Ltd. and Toyo Trust & Banking Co., forecast a loss of 65 billion yen for the six months. The move followed similar revisions by Mizuho Holdings Inc. and Mitsubishi Tokyo Financial Group Inc.

--Mariko Iwasaki in the Tokyo newsroom at (813) 3201-8029 or at miwasaki@bloomberg.net with reporting by Tomomi Sekioka and Kazu Hirano /jm/*bg/*akp/jm

Story Illustration: 8318 JP <Equity> CNP00094090108 <GO> starts a series of screens outlining share performance and other data on Sumitomo Mitsui; press space bar to pause, <GO> to continue.

Sumitomo Mitsui Cuts Half-Year Profit Forecast, Follows Rivals

Sumitomo Mitsui Cuts Half-Year Profit Forecast, Follows Rivals

Tokyo, Oct. 11 (Bloomberg) -- Sumitomo Mitsui Banking Corp. joined rivals in cutting its first-half earnings forecast, and is the only one of Japan's four biggest banks to predict a profit as a falling stock market trims the value of shareholdings.

Sumitomo Mitsui, the world's second-biggest bank by assets, said it would report group profit of 30 billion yen ($250 million) for the six months ended Sept.30, down from an earlier forecast of 75 billion yen.

In the past month, rivals Mizuho Holdings Inc., Mitsubishi Tokyo Financial Group Inc., and UFJ Holdings Inc. predicted losses, citing increased bad loan write-offs and losses on stockholdings they now have to value at market price.

With Japan's benchmark index near an 18-year low, lenders are being pushed into the red as they see the value of their shareholdings decrease even as they must accelerate writing off their worst loans.

--Mariko Iwasaki in the Tokyo newsroom at (813) 3201-8029 or at miwasaki@bloomberg.net /jm

Sumitomo Mitsui Cuts Half-Year Profit Forecast, Follows Rivals

Story Illustration: 8318 JP <Equity> CNP00094090108 <GO> starts a series of screens outlining share performance and other data on Sumitomo Mitsui; press space bar to pause, <GO> to continue.

Sumitomo Mitsui Falls to 17-Year Low After Yanagisawa Comments

Tokyo, Oct. 10 (Bloomberg) -- Sumitomo Mitsui Banking Corp. fell to a 17-year low and other Japanese banks dropped after Minister of Financial Services Hakuo Yanagisawa said the government wants banks to write off a third of their worst loans within the next three years, and that the government might exercise voting rights on preferred shares if banks fail to pay dividends.

Sumitomo Mitsui fell as much as 6.3 percent to 746 yen.

--Mariko Iwasaki in the Tokyo newsroom at (813) 3201-8029 or at miwasaki@bloomberg.net /jm

Story Illustration: TPNBNK JP <Equity> GP <GO> graphs the performance of Topix banking index shares.

Sumitomo Mitsui Cuts Goldman Stake; Gets $408 Million (Update1)

Sumitomo Mitsui Cuts Goldman Stake; Gets $408 Million (Update1)

(Changes dateline; adds bank comments and details from sixth paragraph.)

Tokyo, Oct. 3 (Bloomberg) -- A Sumitomo Mitsui Banking Corp. affiliate sold 6.1 million Goldman Sachs Group Inc. shares for $408.3 million, cutting the second-largest bank's Goldman stake to 1.8 percent.

Sumitomo Mitsui's SMBC Capital Markets Inc. sold the shares for $67.23 apiece in a stock offering underwritten by Goldman, the No. 3 securities firm, according to an ownership disclosure filing with the U.S. Securities and Exchange Commission.

Sumitomo Mitsui continues to hold about 8.7 million Goldman shares, the filing said. Goldman shares rose 10 cents yesterday to $73.60, making the Japanese bank's remaining stake worth almost $640 million at the current price. Sumitomo Mitsui was Goldman's second-largest outside shareholder before the sale, which closed yesterday, dropped it to No. 4.

Goldman's shares have fallen 31 percent since the beginning of the year. Tokyo-based Sumitomo Mitsui became the second-biggest

Sumitomo Mitsui Cuts Goldman Stake; Gets $408 Million (Update1)

bank with the April merger of Sumitomo Bank and Sakura Bank.

Sumitomo Bank bought its Goldman stake in 1986. Since Goldman's May 1999 initial public offering, Sumitomo also has reported selling 1.5 million shares in February and 12.6 million shares in August 2000.

Sumitomo Mitsui has yet to decide how to use the income from the sale, or whether it will be reflected in its earnings results for the six months ended Sept.30, spokesman Seiichi Jo said.

The bank has yet to follow rivals Mizuho Holdings Inc., Mitsubishi Tokyo Financial Group Inc. and UFJ Holdings Inc. in revising half-year earnings forecasts to losses.

--Daniel Goldstein in Washington (202) 624-1863 or at dgoldstein1@bloomberg.net with reporting by Mariko Iwasaki in Tokyo (813) 3201-8029 or at miwasaki@bloomberg.net /bd/jm

Story Illustration: GS US <Equity> COMP <GO> charts the performance of Goldman Sachs shares against broader markets.